

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 14, 2016

Stephen A. Lasota
Chief Financial Officer
Cowen Group, Inc.
599 Lexington Avenue
New York, NY 10022

> **Re:** **Cowen Group, Inc.**
> **Form 10-Q for the Quarter Ended September 30, 2016**
> **Filed October 31, 2016**
> **Form 8-K**
> **Filed October 27, 2016**
> **File No. 001-34516**

Dear Mr. Lasota:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2016

Part 1. Financial Information

Notes to Condensed Consolidated Financial Statements

Note 8. Goodwill, page 36

1. We note your disclosure regarding your interim goodwill impairment analysis performed during the third quarter stating no impairment charges for goodwill were recognized during the three and nine months ended September 30, 2016. Given that your market capitalization was well below your book value at each quarter-end through September 30,

2016, please tell us, in greater detail including any qualitative and quantitative factors you considered, how you concluded that impairment charges were not necessary. In addition, please provide us the results of your interim goodwill impairment analysis.

Form 8-K dated October 27, 2016

Exhibit 99.1 Press Release issued by the Company dated October 27, 2016

2. In the Appendix: Non-GAAP Financial Measures, we note your presentation of Unaudited Reconciliation of Economic Income and GAAP Income which appears to be a substantially full non-GAAP income statement. Such presentation may attach greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Discussion Interpretations issued on May 17, 2016. Please review this guidance, particularly Question 102.10, and tell us how you will apply the guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3291 if you have any questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services